Exhibit 2.1

THIS FIRST AMENDMENT AND WAIVER AGREEMENT (this “Amendment’’), dated August 18, 2018 (“Amendment Date”) is entered into by and among RMG Networks Holding Corporation, a Delaware corporation (the “Company”), SCG Digital, LLC, a Delaware limited liability company (“Parent”), SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes of Sections 6.19,  8.03 and 8.04 of the Merger Agreement (as defined therein), SCG Digital Financing, LLC (“SCG Financing”).   Unless otherwise defined herein, defined terms have the meaning set forth in that certain Agreement and Plan of Merger dated April 2, 2018 between the parties hereto (as amended hereby, the “Merger Agreement”).

WHEREAS, during the Go Shop Period under the Merger Agreement, the Company received an alternative proposal from a third party, Hale Capital Partners, L.P., a Delaware limited partnership (“Hale”), to engage in a recapitalization transaction (the “Alternative Transaction”);

WHEREAS, at a meeting held by the Special Committee on August 1, 2018, the Special Committee unanimously determined that the Alternative Transaction would result in a Superior Proposal;

WHEREAS, in a subsequent meeting of the Company Board on August 1, 2018, the Company Board did not approve the Alternative Transaction;

WHEREAS, Hale subsequently delivered a new non-binding proposal to the Company providing a stockholder option to receive cash in exchange for the shares of Company Common Stock, which proposal is subject to negotiation and documentation;

WHEREAS, under the terms of that certain Bridge Loan Agreement, SCG Financing has rights (the “Conversion Rights”) to convert the outstanding indebtedness owing to it by the Company to preferred stock if a transaction (either the Merger or an alternative transaction) does not close by August 30, 2018 (the “Triggering Date”), which is also the Drop Dead Date under the Merger Agreement;

WHEREAS, the Company Board believes that the Company will require an extension of the Drop Dead Date under the Merger Agreement and of the corresponding Triggering Date under the Loan Agreement in order to complete the Merger or an alternative transaction and to avoid triggering the Conversion Rights following the Triggering Date;

WHEREAS, Parent has also offered to amend the Merger Agreement to, among other things, (1) increase the Merger Consideration to $1.29 in cash without interest, (2) waive certain alleged breaches by the Company of the Merger Agreement occurring prior to the Amendment Date; (3) extend the Drop Dead Date and the corresponding Triggering Date to September 14, 2018, with a right of either Parent or the Company to unilaterally further extend such dates to September 28, 2018; and (4) increase the amount of the Penalty Loan from $1,000,000 to $1,500,000;

WHEREAS, the Board believes that the foregoing proposed modifications to the Merger Agreement represent material improvements to its terms that are in the best interests of stockholders;

WHEREAS, effective upon the execution of this Amendment, the Company will remove the designation from Hale as an Excluded Person for purposes of the Merger Agreement; and

WHEREAS, certain amendments and waivers to the Bridge Loan Agreement are being made concurrently herewith.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

1.              Merger Consideration.  The words “one dollar and twenty-seven cents ($1.27)” in Section 2.03(a) of the Merger Agreement are hereby amended and restated in their entirety to read as follows: “one dollar and twenty-nine cents ($1.29)”.

2.              Penalty Loan.  The definition of “Penalty Loan” (in Section 1.01(a) of the Merger Agreement) is hereby changed to read in its entirety as follows:

“Penalty Loan” means that certain one million and five hundred thousand dollar ($1,500,000) loan, which loan may be drawn upon and released to the Parties as set forth in Sections 8.03 and 8.04.  The Parties acknowledge and agree that one million dollars ($1,000,000) of such loan amount was deposited by Lender into the Escrow Account on or prior to April 23, 2018, and the remaining $500,000 of such loan amount shall be deposited by Lender into the Escrow Account pursuant to the Bridge Loan Agreement and the Escrow Agreement no later than two (2) Business Days prior to the end of the Buyer Close Period.  If drawn upon and released to the Company pursuant to the terms of this Agreement and the Escrow Agreement, the terms of the Penalty Loan shall be as set forth in the Bridge Loan Agreement.

3.              Drop Dead Date.  The words “August 30, 2018 (the “Drop Dead Date”)” in Section 8.01(b) of the Merger Agreement are hereby amended and restated in their entirety to read as follows: “September 14, 2018, provided that such date may be extended to September 28, 2018 at the election of either Parent or the Company upon written notice to the other party no later than twenty-four (24) hours prior to September 14, 2018 (the “Drop Dead Date”)”.

4.              Breach Waiver. Parent hereby agrees that any actions constituting breaches of the Merger Agreement committed by the Company, or the Special Committee on behalf of the Company, and currently known to Parent (including but not limited to actions expressly described in letters from Parent to the Special Committee and the Company and alleged to be breaches of the Merger Agreement) are hereby waived by Parent, and Parent agrees not to enforce any of its rights or remedies under Section 8.01(e) of the Merger Agreement or at law or equity on the basis of such alleged breach or breaches.  Notwithstanding the foregoing, the waivers provided in this Section 4 are conditioned upon the Company’s performance of its obligations under Section 5 below.  If the Company breaches any of its obligations under Section 5 below, each waiver granted in this Section 4 shall be null and void and without effect ab initio, and Parent and Merger Sub shall be permitted to enforce any right which they may have with respect to any alleged breach described in this Section 4.

5.              Excluded Person and Standstill.  The Company shall immediately cease all discussions with Hale (and all Representatives and Affiliates thereof) with respect to the Alternative Transaction or any other transaction proposal.  No later than two (2) business days following the Amendment Date, the Company shall notify Hale that it is no longer an Excluded Person.  The Company agrees to fully enforce the Required Standstill Provision set forth in the Acceptable Confidentiality Agreement to which Hale and the Company are a party.  To that end, the Company shall immediately inform Parent of any breach of such Required Standstill Provision (including but not limited to any waiver request thereunder) and shall pursue enforcement actions in respect of such breach as reasonably requested by Parent.

6.              Acquisition Proposal. The definition of “Acquisition Proposal” set forth in Section 1.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Acquisition Proposal” means any inquiry (in writing or otherwise), offer, proposal or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 25% or more of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning 25% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, which would result in a Third Party becoming entitled to 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 25% or more of the consolidated assets of the Company and its Subsidiaries (measured by the lesser of book or fair market value thereof) or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

7.              Governing Law; Jurisdiction; Waiver of Jury Trial.  Sections 9.06, 9.07 and 9.08 of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

8.              Counterparts.  This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by each other party hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

9.              Miscellaneous.  The Merger Agreement remains in full force and effect, as amended hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

RMG NETWORKS HOLDING CORPORATION

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President and Chief Executive Officer

SCG DIGITAL, LLC

By:	/s/ Gregory Sachs
Name:	Gregory Sachs
Title:	President

SCG DIGITAL MERGER SUB, INC.

By:	/s/ Gregory Sachs
Name:	Gregory Sachs
Title:	President and Secretary

SCG DIGITAL FINANCING, LLC, solely for the purposes of Sections 6.19, and 8.04

By:	/s/ Gregory Sachs
Name:	Gregory Sachs
Title:	President